

                                                                                                               EXHIBIT (12)
                               SPRINT CORPORATION
                             COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES


                                                      1997         1996         1995          1994         1993
-------------------------------------------------------------------------------------------------------------------
                                                                           (in millions)
Earnings
    Income from continuing operations before
      taxes                                      $    1,583.0 $    1,911.9 $    1,480.4 $    1,387.9  $     813.1
    Capitalized interest                                (93.0)      (104.0)       (57.0)        (7.5)        (7.3)
    Equity in losses of less than 50 percent
      owned entities                                    764.4        269.0         32.9          -            -
-------------------------------------------------------------------------------------------------------------------

Subtotal                                              2,254.4      2,076.9      1,456.3      1,380.4        805.8
                                                 ------------------------------------------------------------------

Fixed charges
    Interest charges                                    280.2        300.7        317.7        308.2        374.3
    Interest factor of operating rents                  136.1        119.2        120.1        111.5        117.4
    Pre-tax cost of preferred stock
      dividends of subsidiaries                           0.3          0.4          0.7          0.9          1.6
-------------------------------------------------------------------------------------------------------------------

Total fixed charges                                     416.6        420.3        438.5        420.6        493.3
                                                 ------------------------------------------------------------------

Earnings, as adjusted                            $    2,671.0 $    2,497.2 $    1,894.8 $    1,801.0  $   1,299.1
                                                 ------------------------------------------------------------------

Ratio of earnings to fixed charges                    6.41 (1)     5.94 (2)     4.32 (3)       4.28       2.63 (4)
                                                 ------------------------------------------------------------------
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(1)  Earnings as computed  for the ratio of earnings to fixed  charges  includes nonrecurring items. These items include a litigation charge of $20 million, gains on the sales of local exchanges of $45 million and a gain on the sale of an equity investment in an equipment provider of $26 million.  Excluding these items,  the ratio of earnings to fixed  charges  would have been 6.29 for 1997.

(2) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring charge related to litigation of $60 million recorded in 1996. Excluding this charge, the ratio of earnings to fixed charges would have been 6.08 for 1996.

(3) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring restructuring charge of $88 million recorded in 1995.
     Excluding this charge, the ratio of earnings to fixed charges would have been 4.52 for 1995.

(4) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $293 million recorded in 1993. Excluding these costs, the ratio of earnings to fixed charges would have been 3.23 for 1993.

Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50%-owned entities, less capitalized interest. Fixed charges include (a) interest on all debt of continuing operations (including amortization of debt issuance costs), (b) the interest component of operating rents, and (c) the pre-tax cost of subsidiary preferred stock dividends.